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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                             (Amendment No.  )(1)


                                    eNOTE.com
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    27355N109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 April 26, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13G-07/98)

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Page 2

CUSIP No.27355N109                    13G                      Page 2 of 6 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


                           George W. Schiele
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                  350,000
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY                 0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                350,000
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                   0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                           350,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                           3.5%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

                           IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Page 3


CUSIP No. 27355N109                    13G                     Page 3 of 6 Pages


--------------------------------------------------------------------------------
Item 1(a).  Name of Issuer:

                           eNOTE.com

--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

                           One Lawson Lane
                           Burlington, VT  05402
--------------------------------------------------------------------------------
Item 2(a).  Name of Person Filing:

                           George W. Schiele

--------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if None, Residence:

                           104 Field Point Road
                           Greenwich, Connecticut 06830
--------------------------------------------------------------------------------
Item 2(c).  Citizenship:

                           United States of America

--------------------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:


                           Common Stock
--------------------------------------------------------------------------------
Item 2(e).  CUSIP Number:


                           27355N109
--------------------------------------------------------------------------------
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_] Insurance company as defined in Section 3(a)(19) of the Exchange
          Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [X]

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Page 4


CUSIP No. 27355N109                    13G                     Page 4 of 6 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:        350,000 shares


     (b)  Percent of class:         3.5%


     (c) Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote      350,000          ,


          (ii)  Shared power to vote or to direct the vote     0               ,


          (iii) Sole power to dispose or to direct the disposition of  350,000 ,


          (iv)  Shared power to dispose or to direct the disposition of    0

--------------------------------------------------------------------------------
Item 5.  Ownership of Five Percent or Less of a Class.

         As of the date hereof, the reporting person ceased to be the beneficial owner of more than 5% of the Common Stock of eNOTE.com

--------------------------------------------------------------------------------
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                           See Exhibit A hereto

--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


                           NA
--------------------------------------------------------------------------------
Item 8.  Identification and Classification of Members of the Group.


                           See Exhibit A hereto
--------------------------------------------------------------------------------
Item 9.  Notice of Dissolution of Group.


                           See Exhibit A hereto
--------------------------------------------------------------------------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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Page 5


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               June 30, 1999
                                        ----------------------------------------
                                                        (Date)


                                               /S/ George W. Schiele
                                        ----------------------------------------
                                                      (Signature)


                                               George W. Schiele
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A TO SCHEDULE 13-G:  ENOTE.COM - GEORGE W. SCHIELE
----------------------------------------------------------

         George W. Schiele, the person filing this Schedule 13-G, performed services for eNOTE.com and was entitled to 350,000 shares of Common Stock of eNOTE.com therefor. Burtram Friedlander was recruited by Mr. Schiele to also perform services for eNOTE.com and became entitled to 250,000 shares therefor. Mr. Schiele and Mr. Friedlander have not had and do not now have any arrangement between them in connection with their ownership of securities of eNOTE.com.

         Mr. Schiele received 600,000 shares for his and Mr. Friedlander's services on April 23, 1999, although Mr. Schiele had and has no beneficial or other interest in the 250,000 shares to which Mr. Friedlander is entitled and had anticipated receiving only 350,000 shares. On April 26, 1999 Mr. Schiele transferred 250,000 shares of the 600,000 shares that he had received to Mr. Friedlander.

         Mr. Schiele, whose actual beneficial ownership of Common Stock of eNote.com has never been more than 350,000 shares, did not previously file a
Schedule 13-G for his holdings of eNOTE.com Common Stock because he believed that he never met the 5% threshold for filing. He is now filing a Schedule 13-G reflecting the entire 600,000 shares that he actually received on April 23, 1999 and an amended Schedule 13-G reflecting the transfer on April 26, 1999 of the 250,000 he beneficially held for Mr. Friedlander to assure compliance with applicable securities laws. Mr. Schiele expressly disclaims heretofore and now
(i) any beneficial interest in any of Mr. Friedlander's 250,000 shares that Mr. Schiele received or (ii) that Mr. Friedlander and he were or are a part of a group with respect to their respective holdings of Common Stock of eNOTE.com.